Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 13, 2021 and the Prospectus dated June 3, 2019

Registration No. 333-231909

PRICING TERM SHEET

$400,000,000 3.600% Senior Notes due 2031

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated October 13, 2021 and the Prospectus dated June 3, 2019.

Issuer:	EPR Properties

Aggregate Principal Amount:	$400,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (stable) / BBB- (stable) / BB+ (stable)

Final Maturity Date:	November 15, 2031

Public Offering Price:	99.174%

Coupon:	3.600%

Yield to Maturity:	3.699%

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	97-09 / 1.549%

Spread to Benchmark Treasury:	T+215 bps

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2022

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+35 bps). If redeemed on or after the Par Call Date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Par Call Date:	On or after August 15, 2031

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Barclays Capital Inc. RBC Capital Markets, LLC BNP Paribas Securities Corp. Stifel, Nicolaus & Company, Incorporated Truist Securities, Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. UMB Financial Services, Inc.

CUSIP / ISIN:	26884UAG4 / US26884UAG40

Denominations:	$2,000 x $1,000

Trade Date:	October 13, 2021

Settlement Date:	October 27, 2021 (T+10)

Form of Offering:	SEC Registered (Registration No. 333-231909)

Net Proceeds:	Approximately $392.8 million, after deducting the underwriting discount and estimated offering expenses.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including the Prospectus dated June 3, 2019 and the Preliminary Prospectus Supplement dated October 13, 2021) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; Citigroup Global Markets Inc., by telephone toll free at (800) 831-9146; Barclays Capital Inc., by telephone toll free at (888) 603-5847; or RBC Capital Markets, LLC, by telephone toll free at (866) 375-6829.